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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                DANTE PASQUALINI
                           UNICREDITO ITALIANO S.P.A.
                                 375 PARK AVENUE
                               NEW YORK, NY 10152
                                  212-546-9601

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                DECEMBER 13, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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
                                                      SCHEDULE 13D

------------------------------------------------
CUSIP No.   87927W10
------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         UniCredito Italiano S.p.A.

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)  [X]
                                                                                          (b)  [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy

------------------------------------------------ ------------------------------------------------------------------
         NUMBER OF SHARES                        7.     SOLE VOTING POWER - 1,357,768
         BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH                   ------------------------------------------------------------------
                                                 8.     SHARED VOTING POWER - 2,891,656,682
                                                                                     (See Item 5)

                                                 ------------------------------------------------------------------
                                                 9.     SOLE DISPOSITIVE POWER - 0

                                                 ------------------------------------------------------------------
                                                 10.    SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                                          (See Item 5)

------------------------------------------------ ------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,893,014,450
         (See Item 5)
-------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                                                [ ]

-------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                               54.99%
                                                                                          (See Item 5)

-------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------------------------------------------



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          This Amendment No. 4 amends the Statement on Schedule 13D, dated
October 25, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by UniCredito Italiano S.p.A., a company organized under the laws of the Republic of Italy ("UniCredito"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

          UniCredito, Pirelli, Edizione Holding, BCI and the Purchaser are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by BCI in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On November 22, 2001, 492,495,499 of the Olivetti Shares, and 492,495,501 of the Olivetti Convertible Bonds, that the Purchaser acquired pursuant to the Olivetti rights offering were pledged to Banca di Roma as security agent under the pledge agreement that was filed with Amendment No. 2 to the Statement on Schedule 13D as Exhibit 16. As reported in Item 3 of Amendment No. 2 to the Statement on Schedule 13D, the pledge agreement secures the Purchaser's borrowings under the Revolving Facility Agreement (a copy of which was filed with Amendment No. 2 to the Statement on Schedule 13D as Exhibit 15).

          On November 27, 2001, Article I and paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 (a copy of which was filed with the Statement on Schedule 13D as Exhibit 7) were amended to, among other things, provide a formula for making anti-dilution adjustments to the number of Olivetti Shares to be delivered to the bondholder upon retirement of the bonds. A copy of the amended provisions is filed as Exhibit 22.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As reported in Item 5(a) of Amendment No. 3 to the Statement on Schedule 13D, after giving effect to the Purchaser's acquisition of 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds pursuant to the Olivetti rights offering, the Purchaser directly holds 2,524,127,813 Olivetti Shares, 504,825,562 Olivetti Convertible Bonds (each of which is convertible into one Olivetti Share at any time during the period between January 22, 2002 and December 15, 2009) and 68,409,125 Olivetti Warrants (each of which may be exercised into 0.5 Olivetti Shares at any time until December 15, 2002). In addition, after giving effect to the transactions described in
Item 5(c) of Amendment No. 3 to the Statement on Schedule 13D, the Purchaser has the right to acquire a further 263,500,000 Olivetti Shares, and Pirelli has the right to acquire a further 300,000,000 Olivetti Convertible Bonds or Olivetti Shares. On December 13, 2001, Olivetti reported to the Companies Registry of Turin that, as of that date, there were 8,783,701,564 Olivetti Shares issued and outstanding. The Purchaser's direct holding of 2,524,127,813 Olivetti Shares represents 28.74% of the total number of Olivetti Shares reported to be outstanding. This percentage assumes that the Purchaser has not converted any of its Olivetti Convertible Bonds, exercised any of its Olivetti Warrants or acquired any Olivetti Shares in connection with the transactions described Item 5(c) of Amendment No. 3 to the Statement on Schedule 13D.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


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EXHIBIT NO.    DESCRIPTION
----------     -----------

Exhibit 22 Amended Article I and Paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 (a copy of which was filed with the Statement on Schedule 13D as Exhibit 7) (Unofficial English translation) (incorporated by reference to Exhibit 32 to Amendment No. 8 to the Schedule 13D, dated December 20, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)


                                       4


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                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNICREDITO ITALIANO S.P.A.



                                          By: /s/ Pietro Modiano
                                              ---------------------------------
                                              Name: Pietro Modiano
                                              Title: Executive Officer


                                          By: /s/ Elisabetta Magistretti
                                              ---------------------------------
                                              Name: Elisabetta Magistretti
                                              Title: Executive Officer



                                              Dated:  January 21, 2002




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